UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person:

        The Lumpkin Foundation
        c/o Steven L. Grissom
        121 South 17th Street
        Mattoon, Illinois 61938
        U.S.A.

   2.   Issuer Name and Ticker or Trading Symbol:

        McLeodUSA Incorporated
        MCLD

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        March 1999

   5.   If Amendment, Date of Original (Month/Year):


   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        ( ) Director ( ) 10% Owner ( ) Officer (give title below)
        (x) Other (specify below)

        Member of 13(d) group owning more than 10%

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person





               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned


                                                                              5. Amount of   6. Owner-
                    2. Trans-                                                  Securities    ship Form:
                      action                           4. Securities          Beneficially     Direct
       1. Title of     Date      3. Trans-            Acquired (A) or           Owned at     (D) or In-      7. Nature of
        Security     (Month/    action Code           Disposed of (D)         End of Month   direct (I)   Indirect Beneficial
       (Instr. 3)   Day/Year)    (Instr. 8)          (Instr. 3, 4 & 5)       (Instr. 3 & 4)  (Instr. 4)  Ownership (Instr. 4)
       -----------  ----------  -----------          -----------------       --------------  ----------  --------------------
                               Code     V     Amount  (A)or(D)      Price
                               ----     -     ------  --------      -----
     Class A         03/02/99   S             2,307       D         39.00                        D
     Common Stock
                     03/02/99   S             1,539       D         39.31                        D

                     03/02/99   S               769       D         39.75                        D

                     03/04/99   S               769       D         40.75                        D

                     03/04/99   S               385       D         40.94                        D

                     03/04/99   S             1,539       D         41.25                        D

                     03/04/99   S               769       D         40.38                        D

                     03/09/99   S               769       D         41.00                        D

                     03/09/99   S               385       D         41.00                        D

                     03/09/99   S               385       D         41.06                        D

                     03/11/99   S               769       D         41.00                        D

                     03/11/99   S             1,155       D         40.88                        D

                     03/11/99   S             1,538       D         41.00                        D

                     03/11/99   S               769       D         40.63                        D

                     03/16/99   S               154       D         38.75                        D

                     03/17/99   S               615       D         38.75                        D

                     03/18/99   S               769       D         39.25                        D

                     03/18/99   S               770       D         39.63                        D

                     03/18/99   S               769       D         39.88                        D






                                                                              5. Amount of   6. Owner-
                    2. Trans-                                                  Securities    ship Form:
                      action                           4. Securities          Beneficially     Direct
       1. Title of     Date      3. Trans-            Acquired (A) or           Owned at     (D) or In-     7. Nature of
        Security     (Month/    action Code           Disposed of (D)         End of Month   direct (I) Indirect Beneficial
       (Instr. 3)   Day/Year)    (Instr. 8)          (Instr. 3, 4 & 5)       (Instr. 3 & 4)  (Instr. 4) Ownership (Instr. 4)
       -----------  ----------  -----------          -----------------       --------------  ---------- --------------------
                               Code     V     Amount  (A)or(D)      Price
                               ----     -     ------  --------      -----

                     03/18/99   S               769       D         40.63                        D

                     03/18/99   S               385       D         40.75                        D

                     03/18/99   S               384       D         40.88                        D

                     03/18/99   S             1,154       D         41.00                        D

                     03/19/99   S               385       D         41.00                        D

                     03/19/99   S               385       D         41.00                        D

                     03/22/99   S             1,153       D         41.00                        D

                     03/29/99   S             1,923       D         41.00                        D

                     03/29/99   S             1,924       D         41.50                        D

                     03/29/99   S             1,923       D         41.63                        D

                     03/29/99   S             1,923       D         41.75                        D

                     03/30/99   S             1,923       D         41.75                        D

                     03/30/99   S               769       D         41.88                        D

                     03/30/99   S               577       D         42.31                        D

                     03/30/99   S             1,347       D         42.38                        D

                     03/30/99   S               384       D         43.00                        D

                     03/31/99   S               385       D         43.38                        D

                     03/31/99   S             1,538       D         43.00                        D

                     03/31/99   S             1,923       D         43.06                        D

                     03/31/99   S             1,923       D         43.25       143,126          D

                 Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                              10.
                                                                                                    9.      Owner-
                                                                                                  Number     ship
                                                5.                                                  of      Form of
                                              Number                                               Deri-    Deriva-
                 2.                          of Deri-                                             vative     tive       11.
         1.    Conver-                        vative         6.                                   Securi-   Secur-     Nature
       Title   sion or                       Securi-        Date                                   ties      ity:      of In-
         of     Exer-                          ties        Exer-                          8.      Benefi-   Direct     direct
      Deriva-   cise   3. Trans-             Acquired     cisable                      Price of   cially    (D) or    Benefi-
        tive    Price    action      4.       (A) or        and         7. Title and    Deriva-  Owned at     In-       cial
       Secur-    of       Date     Trans-    Disposed      Expir-        Amount of       tive     End of    direct     Owner-
        ity     Deri-   (Month/    action     of (D)       ation         Underlying    Security    Month      (I)       ship
      (Instr.  vative     Day/      Code    (Instr. 3,  Date (Month/     Securities     (Instr.   (Instr.   (Instr.   (Instr.
         3)   Security   Year)   (Instr. 8)   4 & 5)     Day/Year)     (Instr. 3 & 4)     5)        4)        4)         4)
      ------- --------  -------  ---------- ----------  ------------   --------------  --------  --------   -------   -------
                                Code   V   (A)  (D)  Date  Expir-   Title Amount or
                                ----   -   ---  ---  Exer- ation    ----- Number of
                                                      cis-  Date          Shares
                                                      able  ------        ---------
                                                      ----

   SIGNATURE OF REPORTING PERSON:

   The Lumpkin Foundation



   By:
        Steven L. Grissom
        Assistant Treasurer


   DATE: April 7, 1999